UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NEW FRONTIER MEDIA, INC.

(Name of Subject Company (Issuer))

FLYNT BROADCAST, INC.

(Offeror)

LFP BROADCASTING, LLC

(Parent of Offeror)

L.F.P., INC.

(Other Person)

LARRY FLYNT

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

644398109

(CUSIP Number of Class of Securities)

Michael H. Klein

President

LFP Broadcasting, LLC

8484 Wilshire Blvd.

Suite 900

Beverly Hills, California 90211

(323) 651-5400

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles F. Hertlein, Jr.

Dinsmore & Shohl LLP

255 East Fifth Street

Suite 1900

Cincinnati, Ohio 45202

(513) 977-8200

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$32,857,307	$4,481.74

(1)

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding the sum of (i) 16,264,213 outstanding shares of common stock, par value $0.0001 per share, of New Frontier Media, Inc. (“New Frontier”) multiplied by the offer price of $2.02 per share and (ii)  10,725 shares of New Frontier common stock issuable pursuant to outstanding in-the-money options multiplied by the difference of (x) the offer price of $2.02 per share minus (y) the weighted average exercise price for such options of $1.6846 per share.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,481.74	Filing Party: LFP Broadcasting, LLC
Form of Registration No.: Schedule TO	Date Filed: October 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments or supplements hereto, this “Schedule TO”) filed with the Securities and Exchange Commission on October 29, 2012, and is (i) filed by Flynt Broadcast, Inc., a Colorado corporation (“Merger Sub”) and a wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“LFP Broadcasting”), an affiliate of L.F.P., Inc., a California corporation that is controlled by Larry Flynt, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 (the “Shares”), of New Frontier Media, Inc., a Colorado corporation (“New Frontier”), at a price of $2.02 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), plus one contingent payment right per Share which represents the contingent right to receive an additional cash payment based upon the amount of New Frontier’s available cash at the time this Offer expires (up to a maximum amount of $.06 per Share) (a “CPR”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase. Except as otherwise noted below, no changes have been made to the responses to the Schedule TO.

ITEMS 1-9 and ITEM 11.

The Offer to Purchase, and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text to Item 11:

“At 12:00 midnight, New York City time, on November 27 (end of the day), the Offer expired as scheduled and was not extended.  LFP Broadcasting was advised by the Depositary that, as of the expiration of the Offer, a total of 14,363,687 Shares were validly tendered and not withdrawn in the tender offer (including 1,570,298 shares delivered through Notices of Guaranteed Delivery), representing in the aggregate approximately 83.1% of the currently outstanding Shares (on a fully-diluted basis, including shares issuable under any outstanding warrants or options that were exercisable as of such date).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition.  Merger Sub has accepted payment for all Shares that were validly tendered and not withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Shares.

Merger Sub currently intends to exercise its Top-Up Option, pursuant to which New Frontier will issue Shares to Merger Sub, at a price per Share equal to the Offer Consideration, in an amount sufficient to ensure that Merger Sub and LFP Broadcasting could effect a short-form merger under applicable Colorado law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Merger Sub will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of New Frontier.  Accordingly, Merger Sub expects that it will effect a short-form merger in which Merger Sub is merged with and into New Frontier, with New Frontier surviving the Merger and continuing as a wholly-owned subsidiary of LFP Broadcasting.  In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned directly or indirectly by LFP Broadcasting, Merger Sub, or New Frontier, or (ii) Shares held by New Frontier shareholders who properly demand appraisal rights for their Shares under Colorado law, will automatically be converted into the right to receive the Offer Consideration in cash, without interest. All Shares converted into the right to receive the Offer Consideration shall be canceled and cease to exist.

On November 28, 2012, New Frontier and LFP Broadcasting issued a press release announcing the expiration and results of the Offer.  The full text of the press release is attached as Exhibit (a)(1)(G) to the Schedule TO and is incorporated herein by reference”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(G)  Joint Press Release of New Frontier and LFP Broadcasting dated November 28, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2012

LFP BROADCASTING, LLC

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

FLYNT BROADCAST, INC.

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

L.F.P., INC.

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

/s/Larry Flynt

Larry Flynt

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 29, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, published October 29, 2012 in Investor’s Business Daily.*

(a)(1)(G)	Joint Press Release of New Frontier and LFP Broadcasting dated November 28, 2012.

(a)(5)(A)

Press Release, dated October 15, 2012, issued by New Frontier (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by LFP Broadcasting with the Securities and Exchange Commission on October 15, 2012).*

(a)(5)(B)	Joint Press Release of the Company and LFP Broadcasting, dated October 29, 2012, announcing the commencement of the Offer.*

(d)(1)

Agreement and Plan of Merger, dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).*

(d)(2)	Deposit Escrow Agreement dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier.*

(d)(3)

Guarantee, dated as of October 15, 2012, by and among New Frontier and L.F.P., Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).*

(d)(4)	Confidentiality Agreement, dated May 9, 2012, by and between New Frontier and Flynt Management Group, LLC.*
(d)(5)	First Amendment to Agreement and Plan of Merger, dated as of November 19, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier.*
*Previously filed